UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Loral Space & Communications Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
543881106

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 7, 2007

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Anguilla, British West Indies

	7	SOLE VOTING POWER:

NUMBER OF		2,212,963

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,212,963

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,212,963

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,487,498

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,487,498

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,487,498

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,120,249

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,120,249

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,630,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,630,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,630,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS II LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,539,796

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,539,796

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,539,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS IIA LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,879,263

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,879,263

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,879,263

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS II LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,419,059

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,419,059

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,419,059

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS III LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,877,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,877,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,877,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS III LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,877,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,877,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,877,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		17,414,407

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,414,407

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,414,407

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		17,424,407

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,424,407

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,424,407

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

Page 13 of 23 Pages
     This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 5, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3) and on March 21, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 4.
Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

Telesat Transaction

     According to the Issuer’s Current Report on Form 8-K, dated August 9, 2007 (the “Form 8-K”), pursuant to a Share Purchase Agreement (the “Telesat SPA”), dated December 16, 2006, 4363213 Canada Inc. (“Acquireco”), a Canadian company agreed to purchase all of the issued and outstanding shares of Telesat Canada, a Canadian crown corporation (“Telesat”) and certain safe income notes from BCE Inc. (“BCE”). At the closing under the Telesat SPA (the “Telesat Closing”), subsidiaries of the Issuer and the Public Sector Pension Investment Board (“PSP”), together with two third-party investors, will own all of the issued and outstanding shares of 4363205 Canada Inc. (“Holdco”), which will own all of the issued and outstanding shares of Acquireco. The Issuer, PSP and Loral Skynet Corporation, a wholly-owned subsidiary of the Issuer (“Loral Skynet”) had previously, on December 14, 2006, entered into a letter agreement (the “Investors Letter Agreement”) regarding the capitalization and management of Holdco and the transfer to Holdco of substantially all the assets and related liabilities of Loral Skynet.

     On August 7, 2007, as contemplated by the Investors Letter Agreement, the Issuer and Loral Skynet entered into a number of definitive agreements (collectively, the “Skynet Transfer Agreements”) providing for, among other things, (a) the transfer to Holdco of substantially all of the assets of Loral Skynet and Holdco’s assumption of the principal amount of Loral Skynet’s senior secured debt and substantially all of its liabilities relating to the transferred assets, and (b) in the unlikely eventuality that the assets of Loral Skynet are not transferred to Holdco simultaneously with the Telesat Closing, the Issuer, Loral Skynet and Holdco have agreed that the Issuer will make certain contributions to Holdco for its resulting economic interest and voting power in Holdco. Copies of the Skynet Transfer Agreements are incorporated herein by reference as Exhibits 4 through 7 from the Form 8-K. The Form 8-K contains a description of the Skynet Transfer Agreements.

     Upon the Telesat Closing, the Issuer, PSP, Red Isle Private Investments Inc., a subsidiary of PSP, Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet, the two third-party investors, Holdco, Acquireco, Telesat and Fund Management will enter into an agreement (the “Shareholders’ Agreement”), that will provide for, among other things, the manner in which the affairs of Holdco and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Holdco. The form of the Shareholders’ Agreement has been included as an exhibit to the Asset Transfer Agreement, one of the Skynet Transfer Agreements. When the Shareholders’ Agreement is executed, Fund Management, as a party thereto, will have certain rights and be subject to certain obligations under the terms of the Shareholders’ Agreement, including, among other things, with respect to securities of Holdco and certain transfers thereof.

     The foregoing discussion of the Skynet Transfer Agreements (including, without limitation, the Shareholders’ Agreement as an exhibit thereto) is qualified in its entirety by reference to the text of such Skynet Transfer Agreements.

Item 4 is hereby amended by deleting the second paragraph of the subsection titled “Purchase Agreement” in its entirety and replacing it with the following:
     The terms of both series of Preferred Stock are designed so that, prior to the Majority Ownership Date, any shares of Common Stock issuable in the aggregate to MHR upon conversion of the Preferred Stock, when taken together with MHR’s current holdings of shares of Common Stock, will not represent more than 39.999% of the aggregate voting power of the securities of the Issuer (the “Voting Limitation”). MHR and the Issuer agreed on August 8, 2007 that, in calculating the percentage of the aggregate voting power of the Issuer’s securities held by MHR, (a) the number of shares of Series A-1 Preferred Stock and/or Common Stock deemed to be held by MHR entities shall be increased by a number of shares (i) equal to the number of shares of restricted stock and the number of shares subject to stock options of the Issuer then personally held by Dr. Rachesky (as of July 31, 2007, Dr. Rachesky held 10,000 such shares), and (ii) equal to 50% of the number of shares of Common Stock reserved for issuance by the Issuer pending resolution of certain disputed third party claims under the Plan of Reorganization of Old Loral, such number of reserved shares not to exceed 71,500 shares and (b) the number of outstanding shares of Common Stock shall be decreased by a number of shares equal to 45% of the total number of shares of restricted stock (issued to persons other than directors pursuant to the Issuer’s Amended and Restated 2005 Stock Incentive Plan) that are then subject to vesting but have not yet vested as of the date of the calculation, such number of shares of restricted stock not to exceed 1,000,000 shares. See Exhibit 1 hereto for the full text of this agreement. The “Majority Ownership Date” means the earlier of the date that (i) MHR’s beneficial ownership of shares of Common Stock, not including any of the shares of Common Stock issuable upon the conversion of the Preferred Stock, represents more than 50% of the shares of Common Stock of the Issuer, or (ii) a third party has acquired a majority of the shares of Common Stock on a fully diluted basis other than pursuant to certain prohibited transfers of the Series A-1 Preferred Stock from MHR. After the Majority Ownership Date, this restriction will no longer apply, and all shares of Preferred Stock will be convertible into shares of Common Stock.

Page 14 of 23 Pages
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:
     The percentages set forth below are calculated based on information contained in (i) the Issuer’s Form 10-Q for the quarterly period ended June 30, 2007, which disclosed that there were 20,260,570 shares of Common Stock outstanding as of July 31, 2007. In all circumstances, the conversion or exchange of the convertible securities described herein and reported as being beneficially owned by certain of the Reporting Persons into shares of Common Stock will be subject to the Voting Limitation as further described in Item 4 hereto. All references in this Item 5(a) to “*” shall be references to such Voting Limitation.
     (a) (i) Master Account may be deemed the beneficial owner of 2,212,963 shares of Common Stock held for its own account (approximately 10.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock, (B) 162,490 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock and (C) 1,009,810 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock.
     (ii) Capital Partners (100) may be deemed the beneficial owner of 274,535 shares of Common Stock held for its own account (approximately 1.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 139,005 shares of Common Stock, (B) 18,790 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (C) 116,740 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iii) Advisors may be deemed the beneficial owner of 2,487,498 shares of Common Stock (approximately 11.5%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock held for the account of Master Account, (B) 162,490 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock, (C) 1,009,810 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock, (D) 139,005 shares of Common Stock held for the account of Capital Partners (100), (E) 18,790 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (F) 116,740 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iv) Institutional Partners may be deemed the beneficial owner of 2,120,249 shares of Common Stock held for its own account (approximately 10.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

Page 15 of 23 Pages
     (v) MHRA may be deemed the beneficial owner of 205,097 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vi) MHRM may be deemed the beneficial owner of 305,004 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vii) Institutional Advisors may be deemed the beneficial owner of 2,630,350 shares of Common Stock (approximately 13.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,120,249 shares of Common Stock held for the account of Institutional Partners, (B) 205,097 shares of Common Stock held for the account of MHRA and (C) 305,004 shares of Common Stock held for the account of MHRM.
     (viii) Institutional Partners II may be deemed the beneficial owner of 1,539,796 shares of Common Stock held for its own account (approximately 7.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock, (B) 80,600 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock and (C) 500,860 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock.
     (ix) Institutional Partners IIA may be deemed the beneficial owner of 3,879,263 shares of Common Stock held for its own account (approximately 17.9%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,414,383 shares of Common Stock, (B) 203,040 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (C) 1,261,840 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (x) Institutional Advisors II may be deemed the beneficial owner of 5,419,059 shares of Common Stock (approximately 24.3%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock held for the account of Institutional Partners II, (B) 80,600 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock, (C) 500,860 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock, (D) 2,414,383 shares of Common Stock held for the account of Institutional Partners IIA, (E) 203,040 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (F) 1,261,840 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (xi) Institutional Partners III may be deemed the beneficial owner of 6,877,500 shares of Common Stock held for its own account (approximately 25.3%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the

Page 16 of 23 Pages
Exchange Act). This number consists of (A) 953,220 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,924,280 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xii) Institutional Advisors III may be deemed the beneficial owner of 6,877,500 shares of Common Stock (approximately 25.3%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 953,220 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,924,280 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xiii) Fund Management may be deemed the beneficial owner of 17,414,407 shares of Common Stock (approximately 57.1%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (xiv) Dr. Rachesky may be deemed the beneficial owner of 17,424,407 shares of Common Stock (approximately 57.1%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III, and (b) 10,000 restricted shares of Common Stock, 2,500 of which vested on the Grant Date (as defined below), 5,000 of which will vest on the first anniversary of the Grant Date, and 2,500 of which will vest on the second anniversary of the Grant Date.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,212,963 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,212,963 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 274,535 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 274,535 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,487,498 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,487,498 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

Page 17 of 23 Pages
     (iv) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.
     (v) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.
     (vi) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.
     (vii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.
     (viii) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,539,796 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,539,796 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
     (ix) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,879,263 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,879,263 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
     (x) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,419,059 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,419,059 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
     (xi) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 6,877,500 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 6,877,500 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
     (xii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 6,877,500 shares of Common Stock which may be deemed to be beneficially

Page 18 of 23 Pages
owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 6,877,500 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
     (xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,414,407 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 17,414,407 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
     (xiv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,424,407 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 17,424,407 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.
     (iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.
     (v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.
     (vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
     (vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the

Page 19 of 23 Pages
securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 above is incorporated herein by reference.
     Item 6 is hereby amended to add the following:
     On May 22, 2007 (the “Grant Date”), the Issuer granted a total of 10,000 restricted shares of Common Stock to Dr. Rachesky. 5,000 of such restricted shares were granted to Dr. Rachesky as part of his compensation for services rendered in 2006 and 5,000 of such restricted shares were granted to Dr. Rachesky as part of his compensation for services rendered in 2007. 2,500 of such restricted shares vested on the Grant Date, 5,000 of such restricted shares will vest on the first anniversary of the Grant Date, and 2,500 of such restricted shares will vest on the second anniversary of the Grant Date. The forms of restricted stock agreements for these grants are attached hereto as Exhibit 2 and Exhibit 3.

Page 20 of 23 Pages
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Letter Agreement dated August 8, 2007 between the Issuer and Fund Management (incorporated by reference from Exhibit 10.6 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 9, 2007)

2	Form of Director 2006 Restricted Stock Agreement (Management compensation plan) (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 29, 2007)

3	Form of Director 2007 Restricted Stock Agreement (Management compensation plan) (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 29, 2007)

4	Asset Transfer Agreement, dated as of August 7, 2007, by and among 4363205 Canada Inc., Loral Skynet Corporation and the Issuer (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2007)

5	Asset Purchase Agreement, dated as of August 7, 2007, by and among Loral Skynet Corporation, Skynet Satellite Corporation and the Issuer (incorporated by reference from Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on August 9, 2007)

6	Alternative Subscription Agreement, dated as of August 7, 2007, by and between the Issuer, Loral Skynet Corporation and 4363205 Canada Inc. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2007)

7	Ancillary Agreement, dated as of August 7, 2007, by and among the Issuer, Loral Skynet Corporation, Public Sector Pension Investment Board, 4363205 Canada Inc. and 4363230 Canada Inc. (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 9, 2007)

Page 21 of 23 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 9, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 22 of 23 Pages

MHR INSTITUTIONAL PARTNERS II LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 23 of 23 Pages

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Mark H. Rachesky, M.D.